301 E. Liberty, Suite 500
Ann Arbor, Michigan 48104-2266
Telephone: (734) 623-7075
Facsimile: (734) 623-1625
http://www.dickinsonwright.com

Michael T. Raymond
MRaymond@dickinsonwright.com
(734) 623-1663

December 2, 2010

Cicely L. LaMothe
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-3561

Re:	Diversified Restaurant Holdings, Inc.
Forms 10-K and 10-K/A for the fiscal year ended December 27, 2009
Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010
Form 8-K/A, filed November 3, 2010
File No. 000-53577

Dear Ms. LaMothe:

On behalf of Diversified Restaurant Holdings, Inc. (the “Company”), we write to respond to the comments contained in your letter to the Company dated November 22, 2010, related to the above-referenced reports. For your ease of reference, your comments, followed by the Company’s responses thereto, are set forth below.

FORM 8-K/A, FILED NOVEMBER 3, 2010

Commission Comment:

1.	We have read your response to comment two and note that you filed an amended Form 8-K on November 3, 2010, to reflect the issuance of the promissory notes for the acquired affiliated restaurants within your pro forma financial statements filed as Exhibit 99.2. It is unclear why you reflected the issuance of these notes within the historical financial statements of the acquired affiliated restaurants as opposed to a pro forma adjustment. Please amend your pro forma financial statements accordingly.

Company Response:

The Company will file an Amendment No. 3 to reflect the promissory notes as a pro forma adjustment no later than Friday, December 10, 2010.

Counselors At Law

Detroit            Nashville            Washington, D.C.          Toronto            Phoenix            Las Vegas
Bloomfield Hills            Ann Arbor            Lansing            Grand Rapids

Dickinson Wright PLLC

Cicely L. LaMothe
December 2, 2010

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 28, 2010

Commission Comment:

2.	We have read your response to comment four and note your representation of your restatement. We await your amendments.

Company Response:

The Company has nearly completed the amendment of its Quarterly Reports for the three month periods ended March 28, 2010 and the three- and six-months ended June 27, 2010 and will file amended reports on Form 10-Q/A for these periods no later than December 10, 2010.

Commission Comment:

3.	Please also tell us how the restatement impacts your conclusion over the effectiveness of your disclosure controls and procedures for the respective periods.

Company Response:

The restatement has caused management of the Company to re-evaluate its conclusions regarding the effectiveness of the Company’s disclosure controls as of March 28, 2010 and June 27, 2010 (the end of the Company’s first and second quarterly periods, respectively). This re-evaluation has been conducted under the supervision of and with the participation of the Company’s principal executive and principal financial officers. Management has determined that the Company’s disclosure controls were not effective as of March 28, 2010 and June 27, 2010, in light of the required restatement. The Company will provide appropriate disclosures regarding management’s determination in its amended quarterly filings. The Company will also disclose and discuss remedial measures that the Company has taken to address the identified deficiencies. Additionally, the Company will amend Part I, Item 4 of its Quarterly Report on Form 10-Q for the period ended September 26, 2010 to discuss changes to the Company’s internal control over financial reporting that occurred during the quarter then ended, which Management believes are reasonably likely to materially improve the Company’s internal control over financial reporting and disclosure controls and procedures. The Company anticipates this amendment will be filed no later than December 10, 2010.

Counselors At Law

Detroit            Nashville            Washington, D.C.          Toronto            Phoenix            Las Vegas
Bloomfield Hills            Ann Arbor            Lansing            Grand Rapids

Dickinson Wright PLLC

Cicely L. LaMothe
December 2, 2010

We trust that this response satisfactorily addresses your comments. However, should you have any questions or comments regarding this response or our amended filing, please contact me at (734) 623-1663 or mraymond@dickinsonwright.com.

Very truly yours,

Dickinson Wright PLLC

/s/ Michael T. Raymond

Michael T. Raymond

MTR/bjw Enclosure
cc:	David G. Burke; Joel Ungar

Counselors At Law

Detroit            Nashville            Washington, D.C.          Toronto            Phoenix            Las Vegas
Bloomfield Hills            Ann Arbor            Lansing            Grand Rapids